SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
                     --------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                           ---------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                  --------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X     Form 40-F
                                       ---             ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No X
                                ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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


This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated October 2, 2003, announcing an increase in the reimbursement available from the Centers for Medicare and Medicaid for patients receiving the Company's Novacor LVAS(R) product.

News Release

For Immediate Release

               World Heart Corporation Welcomes CMS Announcements

OAKLAND, CA - October 2, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation's (WorldHeart) Novacor(R) LVAS (left ventricular assist system) will be more easily available to American patients waiting for a donor heart as a result of an increase in reimbursement announced yesterday by the Centers for Medicare and Medicaid (CMS). The decision increases payments from approximately US$54,000 to approximately US$70,000 or more for each implant.

In a separate announcement yesterday, CMS declared its intention to extend reimbursement to cover implantation of Food and Drug Administration (FDA) approved Ventricular Assist Devices (VADs) for patients who are not candidates for transplantation. The final national coverage determination is yet to be announced. The increased level of reimbursement announced yesterday would also apply to use by non-candidates for transplantation.

"This is another important milestone for this therapy," Mr. Roderick M. Bryden, President and CEO of WorldHeart said. "Extension of CMS coverage to heart-failure patients who are not candidates for transplantation, together with payment levels which more closely approximate costs for the device and clinical services, will make this treatment accessible to many more patients. Novacor LVAS has a proven record of reliability and durability in supporting patients for as long as five years. The expansion of CMS coverage to include use by non-candidates for transplantation will contribute to the use of Novacor LVAS as and when it receives FDA approval. Application for this indication has been under review by the FDA since November, 2002 and we expect a decision this year," Mr. Bryden said.

About Novacor LVAS
------------------
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1480 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who are not candidates for cardiac transplantation. Approval would significantly expand the product's potential market.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.



For more information, please contact:
Sharilyn Cyr, World Heart Corporation
(613) 226-4278, ext: 2210, or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      World Heart Corporation


      Date: October 2, 2003           By:  /s/  Mark Goudie
                                         -------------------------------
                                         Name:   Mark Goudie
                                         Title:  Chief Financial Officer